UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

BlackRock New York Municipal Income Trust
(Name of Issuer)

Common Shares, $0.001 par value
(Title of Class of Securities)

09248L106
(CUSIP Number)

Saba Capital Management, L.P.

405 Lexington Avenue

58th Floor

New York, NY 10174

Attention: Michael D'Angelo

(212) 542-4635
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 9, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [  ]

(Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09248L106	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON
Saba Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
2,195,499
	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER
2,195,499
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
2,195,499
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.10%
14	TYPE OF REPORTING PERSON
PN; IA

The percentages used herein are calculated based upon 24,117,105 Common Shares outstanding as of 7/31/24, as disclosed in the Issuer's N-CSR filed 10/3/24.

CUSIP No. 09248L106	SCHEDULE 13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON
Boaz R. Weinstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
2,195,499
	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER
2,195,499
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
2,195,499
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.10%
14	TYPE OF REPORTING PERSON
IN

The percentages used herein are calculated based upon 24,117,105 Common Shares outstanding as of 7/31/24, as disclosed in the Issuer's N-CSR filed 10/3/24.

CUSIP No. 09248L106	SCHEDULE 13D/A	Page 4 of 6 Pages

1	NAME OF REPORTING PERSON
Saba Capital Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
2,195,499
	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER
2,195,499
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
2,195,499
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.10%
14	TYPE OF REPORTING PERSON
OO

The percentages used herein are calculated based upon 24,117,105 Common Shares outstanding as of 7/31/24, as disclosed in the Issuer's N-CSR filed 10/3/24.

CUSIP No. 09248L106	SCHEDULE 13D/A	Page 5 of 6 Pages

Item 1.	SECURITY AND ISSUER

This Amendment No. 6 amends and supplements the statement on Schedule 13D filed with the SEC on 9/29/23, as amended by Amendment No. 1 filed 12/4/23, Amendment No. 2 filed 1/22/24, Amendment No. 3 filed 2/20/24, Amendment No. 4 filed 4/8/24, and Amendment No. 5 filed 5/21/24; with respect to the common shares of BlackRock New York Municipal Income Trust. This Amendment No. 6 amends Items 4 and 7 as set forth below.

Item 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented as follows:

On October 9, 2024, Saba Capital, on behalf of Saba Capital Master Fund, Ltd., sent a letter to the Issuer containing a shareholder proposal under Rule 14a-8, for presentation to the Issuer's shareholders at the Issuer's 2025 annual meeting of shareholders, to terminate the management agreement, and any other advisory agreements, between the Issuer and BlackRock Advisors, LLC (such letter, the "Management Agreement Termination Proposal Letter").

The foregoing summary of the Management Agreement Termination Proposal Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Management Agreement Termination Proposal Letter, a copy of which is attached as Exhibit 4 and is incorporated by reference herein.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 4:	Management Agreement Termination Proposal Letter.

CUSIP No. 09248L106	SCHEDULE 13D/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  October 11, 2024

SABA CAPITAL MANAGEMENT, L.P. By: /s/ Michael D'Angelo
Name: Michael D'Angelo Title: Chief Compliance Officer

SABA CAPITAL MANAGEMENT GP, LLC By: /s/ Michael D'Angelo Name: Michael D'Angelo Title: Authorized Signatory

BOAZ R. WEINSTEIN By: /s/ Michael D'Angelo
Name: Michael D'Angelo
Title: Attorney-in-fact*

* Pursuant to a power of attorney dated as of November 16, 2015, which is incorporated herein by reference to Exhibit 2 to the Schedule 13G filed by the Reporting Persons on December 28, 2015, accession number: 0001062993-15-006823